Filed by Pine Technology Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Form S-4 File No. 333-261709

Subject Company: Pine Technology Acquisition Corp.

(Commission File No. 001-40179)

Tomorrow.io Announces Strong Growth in Sales and Client Count in 2021

•	Sales grew more than 150% from 2020

•	Client Roster Grew More Than 80% Across Enterprise, Government and B2C Sectors

•	Business Update Underpins Outlook for Sustained Growth

BOSTON, MA – FEBRUARY 8, 2022 – Tomorrow.io, the developer of the leading platform for global weather and climate security, today announced a more than 150% increase in sales to $19 million in 2021 from $7.4 million in 2020 as its client roster expanded more than 80% across enterprise, government and B2C businesses. These and other 2021 performance and technology milestones underpin the company’s previously disclosed projections for continued extraordinary growth.

In December, Tomorrow.io announced plans to list on Nasdaq through a merger with Pine Technology Acquisition Corp. (Nasdaq: PTOC, PTOCW, PTOCU). The transaction includes a fully-committed PIPE anchored by institutional and strategic investors including Koch Strategic Platforms, National Grid Partners, JetBlue Technology Ventures, SB Energy Corp., SoftBank Group’s Japanese wholly-owned subsidiary, as well as Pine Technology’s sponsor, Pine Technology Sponsor LLC. Upon closing of the transaction, Tomorrow.io’s common stock and warrants are expected to trade on Nasdaq under the new ticker symbols “TMW” and “TMWW”.

The planned merger follows a successful Series D capital raise of $77 million in the first quarter of 2021, as well as the successful acquisition Remote Sensing Solutions, developers of the leading radar technology that will power the company’s satellite constellation of active radar beginning later in 2022

”Our success over the last year is further proof that we are well positioned to execute our growth plans as we continue to expand across the entire weather, climate and ESG landscape,” said Shimon Elkabetz, CEO and Co-Founder of Tomorrow.io. “From our technological advancements in weather forecasting, models and actionable insights, to our go-to-market and revenue growth strategies, the Tomorrow.io team and our proprietary technology and software platform are firing on all cylinders.”

Since its inception, Tomorrow.io has taken a unique approach to forecasting weather. It is the only company running its own weather models at ultra-high resolution that provides weather intelligence and recommendations to its customers.

In 2021, Tomorrow’s enterprise customer base grew 80% from 2020 to 120 clients in industries ranging from on-demand, technology, aviation, energy, supply chain and logistics, transportation, sports and events. Client additions in 2021 included: Azul Airlines, Volta Charging, National Grid Renewables, KOCH Industries, and Mobileye.

Tomorrow.io’s government business unit secured new partnerships with NASA and Raytheon in 2021. The Raytheon partnership aims to rebuild core infrastructure as part of NOAA’s transformational EPIC program. In the third quarter of 2021, the U.S. Air Force awarded Tomorrow.io a $19.3 million contract to support deployment of the Company’s first four satellites starting in October. The U.S. Air Force contract supports both building and launching satellites as well as updating protocols to digest and interpret Tomorrow.io proprietary data.

In addition to business and federal agency clients, more than 30,000 developers also use Tomorrow.io’s proprietary API to embed its weather data into their applications.

“We continue to see unprecedented weather events becoming the new normal including the Suez Canal, city flooding, wildfires and snow just to name a few,” said Elkabetz. “All of these events have a major impact on the global supply chain, energy, and transportation, to name a few sectors, not to mention the general well-being and safety of the world’s citizens,” he added. “We want people to know that it doesn’t have to be this way. Our proprietary technology is helping the world’s leading organizations better prepare and mitigate the impact of weather on a daily basis.”

Tomorrow.io also made a number of significant technological and platform advancements in 2021, starting with the announcement of plans to launch satellites built in-house that are equipped with active radar to revolutionize forecasting speed and accuracy. The first launch is planned for late 2022. The company’s global product advancements in 2021 included a next-generation flood risk index and hyperlocal dynamic wind layer as well as predictive and active fire management tools. In 2021, the company also expanded its total global headcount by more than 80% across offices including Boston, Boulder, and Tel-Aviv to just under 200 staff members.

Thanks to its expanding business and public profiles among policy makers in 2021, Tomorrow.io executives were invited to testify before the U.S. Congress on the impact of extreme heat and climate security and met with the Israeli Prime Minister, Naftali Bennett, to discuss the country’s weather and space plans.

About Tomorrow.io:

Tomorrow.io is The World’s Weather and Climate Security Platform, helping countries, businesses, and individuals manage their weather and climate security challenges. The platform is fully customizable to any industry impacted by the weather. Customers around the world, including Uber, Delta, Ford, National Grid, and more, use Tomorrow.io to dramatically improve operational efficiency. Tomorrow.io was built from the ground up to help teams prepare for the business impact of weather by automating decision-making and enabling climate adaptation at scale. Headquartered in Boston, MA, Tomorrow.io employs nearly 200 people globally. To learn more, please go to: www.tomorrow.io

About Pine Technology Acquisition Corp.:

Pine Technology Acquisition Corp. is a special purpose acquisition company (SPAC) formed for the purpose of targeting one or more businesses for its initial business combination. Pine Technology is led by CEO and Director Christopher Longo, the Founder and CEO of tech-focused commercial insurance managing general agent and brokerage, Novum Underwriting Partners, and the former CIO and COO of AmTrust Financial Services, Inc. (AmTrust) and non-Executive Chairman Adam Karkowsky, who currently serves as the President of AmTrust. Pine Technology Acquisition Corp. was founded in December 2020 and its Units, Class A common stock and warrants are listed on the Nasdaq under the symbols PTOCU, PTOC, and PTOCW, respectively. To learn more, please go to: www.pinetechnology.com

Forward-Looking Statements

This press release includes, and oral statement made from time to time by representatives of Pine Technology and Tomorrow.io may contain, statements that are not historical facts but are forward looking statements for purposes of the safe harbor provisions under applicable securities laws, including the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” ”could,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “target,” “goal,” “expect,” “should,” “would,” “plan,” “predict,” “project,” “forecast,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding preliminary revenue for 2021, projections, estimates and forecasts of revenue and other financial and performance metrics, the ability to complete the business combination, the ability to recognize the anticipated benefits of the business combination, Tomorrow.io’s ability to effectively compete in its industry, Tomorrow.io’s ability to scale and grow its business, including the timing of the planned satellite launches in late 2022, the cash position of the combined company following closing and the timing of the closing of the business combination. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. You should carefully consider the risks and uncertainties described in the registration statement on Form S-4, including Pine Technology’s prospectus and proxy statement (the “Proxy Statement/Prospectus”), filed by Pine Technology with the Securities and Exchange Commission (the “SEC”) under the heading “Risk Factors” and other documents of Pine Technology filed, or to be filed, with the SEC. There may be additional risks that Pine Technology and Tomorrow.io presently do not know or that they currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Pine Technology’s and Tomorrow.io’s expectations, plans or forecasts of future events and views as of the date of this press release. Pine Technology and Tomorrow.io anticipate that subsequent events and developments will cause their assessments to change. However, while Pine Technology and Tomorrow.io may elect to update these forward-looking statements at some point in the future, Pine Technology and Tomorrow.io specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Pine Technology’s and Tomorrow.io’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Additional Information and Where to Find It

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the transaction and does not constitute an offer to sell, buy or exchange or the solicitation of an offer to sell, buy or exchange any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, purchase, or exchange of securities or solicitation of any vote or approval in any jurisdiction in contravention of applicable law.

In connection with the proposed transaction between Pine Technology and Tomorrow.io, Pine Technology has filed the preliminary Proxy Statement/Prospectus with the SEC. Pine Technology plans to mail the definitive Proxy Statement/Prospectus to its stockholders in connection with the transaction once available. INVESTORS AND SECURITYHOLDERS OF PINE TECHNOLOGY ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PINE TECHNOLOGY, TOMORROW.IO, THE TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Pine Technology through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the documents filed with the SEC by contacting Pine Technology or Tomorrow.io using the contact information below.

Participants in the Solicitation

Pine Technology, Tomorrow.io and certain of their respective directors, executive officers and employees may be considered to be participants in the solicitation of proxies in connection with the transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the stockholders of Pine Technology in connection with the transaction, including a description of their respective direct or indirect interests, by security holdings or otherwise, are included in the Proxy Statement/Prospectus described above. Additional information regarding Pine Technology’s directors and executive officers can also be found in the Proxy Statement/Prospectus. These documents are available free of charge as described above.

Contacts

Media

ICR Inc

TomorrowPR@icrinc.com

Investors

ICR Inc

TomorrowIR@icrinc.com